DLA Piper LLP (US)
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209-3600
www.dlapiper.com

Penny J. Minna
penny.minna@dlapiper.com
T 410.580.4228
F 410.580.3228

October 18, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Laura Nicholson
Craig Arakawa
Steven Lo

Re:	Athena Technology Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 15, 2021
File No. 333-258606

Ladies and Gentlemen:

On behalf of our client, Athena Technology Acquisition Corp. (“Athena” or the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated October 4, 2021 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing its Amendment No. 2 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-4 filed September 15, 2021

Questions and Answers About the Proposals for Stockholders

Do you have Redemption Rights?, page 20

1.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 20 through 23 of the Amended Registration Statement.

United States Securities and Exchange Commission

October 18, 2021

Page Two

2.	We note your response to prior comment 5. Please also revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 20 through 23 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus

Related Agreements, page 29

3.	We note your response to our prior comment 15 and re-issue it in part. Please disclose here and on page 96 the number of shares subject to the lock-up agreements.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 31 and 98 of the Amended Registration Statement.

Proposal No. 1 – Approval of the Business Combination

Background of the Business Combination, page 132

4.	We note your revised disclosure on page 134 in response to our prior comment 23 indicating that Heliogen’s counterproposal was based in part on company comparables provided by Barclays and that Athena’s management evaluated the company comparables and also reviewed comparables provided by its financial and other advisors. Please revise your disclosure to disclose the methodology and criteria used to select the companies and identify the set of comparable companies that were considered in evaluating Heliogen’s enterprise value. In addition, please revise to disclose how such company comparables supported the $1.85 billion valuation.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 135 through 136 of the Amended Registration Statement.

Unaudited Prospective Financial Information, page 143

5.	We note your added disclosures in response to prior comment 24 and re-issue the comment, in part. Considering the significant revenue growth in the six year projections and given Heliogen's limited operating history, please specifically address the following points:

●	Further describe the basis for the basis for the six year period and how it was selected and why management believes this is a typical horizon for this scale of deployment of your products;

●	Fully describe the material assumptions underlying the projections for revenues for each of these six years and why you believe significant growth is sustainable over the six year period discussing the factors and the contingencies that would affect such growth ultimately materializing with particular attention given to years 3 and beyond.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 146 through 149 of the Amended Registration Statement. Additionally, the Company acknowledges the Staff’s comment relating to Item 303 of Regulation S-K and in response to the Staff’s comment, the Company has revised the disclosure on pages 237 through 238 to reflect additional discussion on matters related to Heliogen’s products, services and customers that, based on management's assessment, could be reasonably likely to have a material impact on future operations.

United States Securities and Exchange Commission

October 18, 2021

Page Three

Proposal No. 1 – Approval of the Business Combination

Certain U.S. Federal Income Tax Considerations, page 154

6.	We note your response to our prior comment 27 and re-issue such comment. Please revise your disclosure, including this section and your Questions and Answers section, to clearly describe the federal income tax consequences of the Business Combination. See Item 4(a)(6) of Form S-4. In that regard, we note your disclosure that the parties “intend” for the Business Combination to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code, and your disclosure that the Business Combination “has been structured” to qualify as a tax-free “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. If the merger is not taxable to shareholders, please also file a tax opinion with your registration statement. If there is uncertainty regarding the tax treatment, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. For guidance, refer to Staff Legal Bulletin No. 19.

Company Response: The Company acknowledges the Staff’s comment and in response to the Staff’s comment, the Company has included the requested disclosure on pages 158 through 160 of the Amended Registration Statement. The Company notes that the disclosure as revised states that the business combination has been structured to satisfy the requirements provided in U.S. tax law for a transaction to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and have eliminated any references to “intention of the parties” or “intended tax treatment”.  The disclosure as revised continues to state clearly that the obligations of the parties to complete the Business Combination are not conditioned on the receipt of opinions from legal counsel to the effect that the Business Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Business Combination will occur even if it does not so qualify.  Further the disclosure as revised clearly sets forth the tax consequences of so qualifying and the tax consequences of not qualifying.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Gerry Williams at (404) 736-7891 or via email at gerry.williams@us.dlapiper.com, or Penny J. Minna at (410) 580-4228 or via email at penny.minna@us.dlapiper.com.

Very truly yours,

/s/ Penny J. Minna

Penny J. Minna

cc:	Phyllis W. Newhouse, Chief Executive Officer, Athena Technology Acquisition Corp.
Gerry	Williams, Esq.